Exhibit 99.1

Eye-Net Mobile Successfully Completes Additional Trial of its
Accident Prevention Solution in Collaboration with One of Israel’s Largest Cities

The V2X cellular-based accident prevention solution was tested in various accident-simulated scenarios in the municipality of Netanya.

Ness Ziona, Israel – March 6, 2019 - Foresight Autonomous Holdings Ltd. (NASDAQ and TASE: FRSX), an innovator in automotive vision, announced today that its wholly owned subsidiary, Eye-Net Mobile Ltd., successfully completed a controlled trial of its Eye-Net™ accident prevention solution in collaboration with the municipality of Netanya. Eye-Net™ is a cellular-based vehicle-to-everything (V2X) accident prevention solution designed to provide pre-collision alerts in real time to pedestrians and vehicles by using smartphones and relying on existing cellular networks.

The trial was conducted at a central intersection in Netanya, the 7th largest city in Israel, and was carried out in collaboration with the National Road Safety Authority and the municipality of Netanya. The purpose of the trial was to create a reliable, real-time communication channel between road users, in order to protect vehicles and pedestrians from oncoming collisions. In addition, the trial tested the Eye-Net™ application’s communication layer that was recently installed with the assistance of a leading Israeli cellular provider, as reported in January this year. The activity with the cellular provider may improve Eye-Net’s efficiency, allowing phone subscribers who register for the application service to receive more accurate alerts.

During the trial, Eye-Net Mobile tested several accident-simulated scenarios between vehicles and/or pedestrians that had no direct line of sight. In all cases, the parties used the Eye-Net™ application installed on their cellular phones and received real-time alerts in order to prevent an oncoming collision. In all scenarios, Eye-Net Mobile met the pre-defined objectives and indicators for real-time use of the Eye-Net™ system in a manner that enabled all vehicles to brake safely and on time. During the trial, the information was streamed in real time to the on-site control center, where a dynamic dashboard accurately displayed the location and time of occurrence of the simulated collisions on a map, as well as the classification of the road users involved. Using a real-time dynamic dashboard for traffic monitoring and “red zone” alerts may provide valuable insights to municipal authorities and city planners in order to improve road infrastructure and safety and reduce accidents.

“This trial with the municipality of Netanya and the National Road Safety Authority marks the first milestone in our long-term collaboration with the municipality,” said Haim Siboni, CEO of Foresight. “The municipality of Netanya, which promotes the use of innovative technologies to reduce the number of road accidents in its vicinity, has expressed its willingness to take part in the national deployment and future business milestones of Eye-Net Mobile.”

“The municipality of Netanya sees great importance in promoting projects to protect citizen safety and raise road safety awareness, and we are happy to be chosen as one of the cities to run the pilot of this potentially life-saving application,” said Miriam Fierberg-Ikar, Mayor of Netanya. “The municipality collaborates closely with the National Road Safety Authority to minimize safety hazards in its area, as well as to educate pedestrians and drivers about road safety through public awareness programs that take place throughout the year.”

Several meetings took place in preparation for the successful trial in Netanya, headed by Paul Vital, Deputy CEO of Public and Urban Assets at the municipality, and Ofir Danino, Road Safety Manager, in cooperation with the National Road Safety Authority and the Israel Police, in order to promote the project and its important goal of reducing road accidents. “Every technology that protects life will be welcomed in Netanya and I believe that a life-saving application will help us to reduce road accident casualties,” Danino said.

“I was very impressed with the application’s innovation and its potential to reduce the number of road accidents and casualties by alerting all road users about an oncoming collision, even if it is beyond the line of sight,” said Ami Appelbaum, Chairman of the Israel Innovation Authority and Chief Scientist of Israel’s Ministry of Economy and Industry, who was present during the trial. “Our ability to prepare for the future greatly depends on such breakthrough innovations. The Innovation Authority attributes great importance to supporting the innovation and creativity that will contribute to these issues.”

For more information about Eye-Net Mobile, please visit http://www.eyenet-mobile.com, or join the company’s LinkedIn page Eye-Net Mobile

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, please visit, www.foresightauto.com, follow @ForesightAuto on Twitter, or join Foresight Automotive on LinkedIn.

About Foresight

Foresight Autonomous Holdings Ltd. (NASDAQ and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of stereo/quad-camera vision systems for the automotive industry. Foresight’s vision systems are based on 3D video analysis, advanced algorithms for image processing and sensor fusion. The company, through its wholly owned subsidiary Foresight Automotive Ltd., develops advanced systems for accident prevention which are designed to provide real-time information about the vehicle’s surroundings while in motion. The systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. The company’s systems are targeting the semi-autonomous and autonomous vehicle markets. The company estimates that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the potential of its products, collaboration with municipalities, government authorities and other organizations, allowing phone subscribers who register for the application service to receive more accurate alerts, providing valuable insights to municipal authorities and city planners in order to improve road infrastructure and safety and reduce accidents, and that the municipality of Netanya may take part in the national deployment and future business milestones of Eye-Net Mobile. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 27, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

MS-IR

Miri Segal-Scharia

msegal@ms-ir.com

917-607-8654

3